Exhibit 99.2

* SPECIAL * l MAIN SIRE6T A I##ERE PA 9OO@# - @OOD Tata T , Adezñe 1 ty Can, 18 Hezbwr load, gdmfifitry, Hoog 'Eong . oo Tzao 19 , 20 Z^i . al T 0 : 00 a' . ro . latg Peng Time . was maao oP Dmzczoas +mwuuoLsLv +t8coara+8m›s x work'roa• zrrz zsssati z'aoecow To Mgy he ag ointazeft erSFM MAIAY6IA PLT xs tbc Cont/may'e iodq›eadeat year mdlag 2Q25. FOB die m>x›fzatuzg ludo raw tbc Bs<al 64 Ǝ MCoi 'l!imo+e otmimme mla«»r.In •m• . « g - •"•m"• ʸ ‹ • •›'

1NT£LMGBNT GROUP LIMITED ANNU AL GBNERAL MfiETŒG OF SHAREHOLDERS fUNß l9, 2025 abazøs or pass B an$tnøzy wbTeb two uz øgned kg 6 as œ W ż£ thntt aad Qty preheat, aa be air for0i bcłev (i) æ ą•isUîæ kr 4tc vaderrîsn I bcłoa' and ‹ii) b› 0›e aia«xck›o ef ruI p›osy Unos r»di oh<t buslœcr «s Ieoł>eĘ' ceies beforo iŁe kçe ƒ tI•¥. ed a at forth in dos Netîca oFtbr łdætleg url \ a 0ø PYœy s‹stauœi ñoabled høæri0i.